SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2003

Commission File Number 001-14485

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Sudeste Cellular Holding Company
(Translation of Registrant's name into English)

Praia de Botafogo, 501, 7o andar
22250-040 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO, THE LARGEST WIRELESS GROUP IN SOUTH AMERICA, ANNOUNCES THIRD QUARTER 2003 CONSOLIDATED RESULTS OF TELE SUDESTE CELULAR PARTICIPAÇÕES S.A. (“TSD”)

Head of Investor Relations:	Fernando Abella Garcia

Rio de Janeiro – Brazil, October 28, 2003 – Tele Sudeste Celular Participações S.A. - TSD (BOVESPA: TSEP3 (ON); TSEP4 (PN); NYSE: TSD), discloses its results to the third quarter of 2003. The closing rates for October 27, 2003 were: TSEP3 R$ 4.69 / 1,000 shares; TSEP4 R$ 6.00 / 1,000 shares; and TSD US$ 10.40 / ADR (1:5,000 PN shares). TSD is the holding company that controls 100% of Telerj Celular S.A. and of Telest Celular S.A., the leading wireless operators in the states of Rio de Janeiro and Espírito Santo, respectively. The Company providers services in an area that covers approximately 1% of the Brazilian territory, and whose population represents roughly 10% of the entire Brazilian population.

The following financial and operating information is presented on a consolidated basis in the form required by the Corporate Law, except where otherwise indicated.

HIGHLIGHTS

Tele Sudeste Celular

R$ million	3Q03	2Q03%		3Q02%

Gross Operating Revenue	667.9	656.3	1.8%	591.1	13.0%
Total Net Revenue	454.5	476.1	-4.5%	456.9	-0.5%
Net Operating Revenue from Services	398.8	419.4	-4.9%	403.6	-1.2%
Net Operating Revenue from goods	55.8	56.7	-1.6%	53.3	4.8%
Total Operating Costs	(282.2)	(321.3)	-12.2%	(285.8)	-1.2%
EBITDA	172.3	154.8	11.3%.	171.1	0.7%
EBITDA Margin (%)	37.9%	32.5%	5.4 p.p.	37.4%	0.5 p.p.
Depreciation and Amortization	(107.5)	(104.8)	2.6	(96.0)	11.9%
EBIT	64.8	50.0	29.6%	75.0	-13.7%
Net Income	44.7	24.3	84.0	42.6	5.1%
Earnings per share (R$ per thousand shares)	0.103	0.056	84.0%	0.103	0.6%
Earnings per ADR (R$)	0.517	0.280	84.0%	0.514	0.6%
Number of shares (billion)	432.6	432.6	-	414.4	4.5%
Investments (accumulated)	149.0	104.4	n.a.	190.8	-21.9%
Quarterly Investment as % of revenues	9.8%	7.5%	2.3 p.p.	19.5%	-9.7 P.P.
Operating Cash Flow	127.7	119.0	7.3	81.9	55.9%

Clients (thousands)	3,483	3,422	1.8%	3,296	5.7%
Post-paid	1,137	1,138	-0.1%	1,026	10.8%
Pre-paid	2,346	2,284	2.7%	2,271	3.3%

EBITDA = Result before interest, taxes, depreciation and amortization.
EBITDA Margin = EBITDA/ Net Operating Revenue.
EBIT = Result before interest and taxes.
Operating cash flow = EBITDA – Quarterly investments.
The figures are subject to differences resulting from rounding up / down.

Basis for reporting results

In 2Q03 expenses with the PIS and COFINS taxes related to financial revenues were reclassified from Operating Expenses to Financial Expenses. For comparison purposes, this effect was also incorporated in the previous quarters results.

For comparison purposes, the financial statements figures for the quarters ended in June 30, 2003 and September 30 2002 have been reclassified when applicable.

As of July 06, 2003, the operators implemented the Long Distance Carrier Selection Code (Código de Seleção de Prestadora – “CSP”), used by clients to choose their carrier for domestic long distance services (VC2 and VC3), as well as for international cellular calls, as required by Personal Mobile Service (Serviço Móvel Pessoal – “SMP”) rules. The “VIVO” operators no longer receive revenues from VC2 or VC3, now receiving interconnection revenues from the use of their networks in those calls.

Additionally, the Bill & Keep rules was adopted for interconnection charges in 3T03. The rules establish that payments between the companies of the SMP for traffic in the same registration area only occur when the traffic exceeds 55%.

VIVO

On April 14, 2003, the Joint Venture between Telefónica Móviles and Portugal Telecom unified the operations of Tele Sudeste Celular Participações S.A. with those of Telesp Celular Participações S.A., Celular CRT Participações S.A., Tele Leste Celular Participações S.A. and Tele Centro Oeste Celular Participações S.A. under the brand name “VIVO”.

Targeting the corporate clients, the “Vivo Empresas” brand was launched, linking this key segment with the Company‘s business strategy.

“VIVO” was considered Top of Mind in most of the regions in which it operates, reflecting the successful consolidation of its brand. Additionally, the brand was awarded first place among the most admired brand mark in the wireless telecommunications sector by Carta Capital magazine.

HIGHLIGHTS
  In 3Q03, TSD‘s net income increased by 84.0% compared with 2Q03.

  A restrictive cost control policy led to a 11.3% higher EBITDA in 3Q03 compared to 2Q03. The EBITDA was 0.7% higher EBITDA when compared to 3Q02. Excluding the result generated by handset sales, EBITDA would be R$ 205.3 million and its margin would be 51.5%.

  The bad debt rate reached 1.4% of gross revenues, a 2.1 percentual points below the 3Q02‘s figure.

  Financial results in 3Q03 were positive by R$9.4 million.

  Its positive net cash position demonstrates the Company‘s financial flexibility. TSD‘s working capital was positive by R$134.7 million, registering a 47.4% increase compared to 2Q03.

  The increase in operating cash flow shows that TSD generates enough cash from its operations to make its investment program operational.

  The increase in productivity was 5.0% compared to 2Q03 and 18.0% compared to 3Q02.

OPERATING PERFORMANCE

Operating Data

	3Q03	2Q03%		3Q02%

Total number of users (thousands)	3,483	3,422	1.8%	3,296	5.7%
Post-paid	1,137	1,137	0.0%	1,025	10.9%
Pre-paid	2,346	2,284	2.7%	2,271	3.3%
Analog	93	112	-17.0%	183	-49.2%
Digital	3,390	3,310	2.4%	3,113	8.9%
Net additions (thousands)	61	56	8.9%	71	-14.1%
Post-paid	0	22	n.a.	24	n.a.
Pre-paid	61	34	79.4%	46	32.6%
ARPU (in R$/month)	38.6	41.4	-6.7%	41.2	-6.3%
Post-paid	83.0	83.4	-0.5%	88.3	-6.0%
Pre-paid	16.7	20.4	-18.1%	20.0	-16.5%
Total MOU (minutes)	103.3	99.9	3.4%	109.4	-5.6%
Post-paid	193.9	185.4	4.6%	205.2	-5.5%
Pre-paid	54.9	54.4	0.9%	63.8	-14.0%
Employees (thousands)	1,668	1,720	-3.0%	1,862	-10.4%
Clients/Employees	2,088	1,989	5.0%	1,770	18.0%

HIGHLIGHTS
  TSD has maintained stable growth of its client base, reaching 3.483 million at the end of 3Q03. The Company‘s intense commercial activity was reflected in a net addition 8.9% higher than 2Q03

  The campaigns conducted by “VIVO” for promotion, client retention and client loyalty have maintained TSD as a leading company in this competitive scenario, where four carriers operate.

  In this last quarter, TSD expanded its 1XRTT coverage to the northern part of the capital and the downtown area of the city of Niterói, Icaraí and São Gonçalo.

  The metropolitan area of the city of Rio de Janeiro is already served by 1xRTT technology, from the Galeão airport to Recreio dos Bandeirantes, and so is the petrochemical region in the municipality of Macaé.

Client Base
  The Company‘s client base obtained an increase of 5.7% in 3Q03 compared with the same quarter of the previous year, while the number of post-paid clients grew by 10.9%.

  In 3Q03, net user additions were 8.9% higher than net additions in 2Q03, reaching a total of 61 thousand clients.

  At the end of 3Q03, TSD had a handset digitization rate of 97.3%. The number of analog handsets decreased by 49.2% compared with 3Q02. TSD uses CDMA and 1xRTT digital technologies in its mobile telephone services.

Average Net Revenue per User	ARPU (average net revenue per user) was greatly impacted by the implementation of Bill & Keep and CSP. TSD‘s postpaid client has remained constant when compared with 2Q03.

Minutes of Use per User

The blended average minutes of use per user increased 3.4% compared with the last quarter. MOU indicators showed improvement, especially regarding traffic within the Company‘s network, which is not reflected in the ARPU due to its lower unit value.

Mobile Penetration

The estimated rate for mobile telephone penetration reached 48.1 per 100 inhabitants in the state of Rio de Janeiro and 20.6 per 100 inhabitants in the state of Espírito Santo. The Company believes that there is room for the growth of mobile telephone services, considering their mobility advantage and the new additional services offered.

Data

In 3Q03, Tele Sudeste Celular maintained its focus on data transmission services and implemented a number of publicity campaigns, with special attention to SMS and WAP messaging services. Additionally, the Company has focused on the development of applications through the increase in the number of existing partners, offering clients a wider range of usage options. Services such as Chat Wap, Email, Cupido, Quiz and Tons Musicais have been growing within the data revenues and multiplying the functionalities of both SMS and Wap.

The Group “Vivo” has brought to Brazil the “Vivo ao Vivo” service in which technology all services are visually represented by icons on the handset screen and the user can access any one of the services with only a click.

Human Resources

The number of effective employees has decreased due to the synergies obtained with the unification of the structures of “Vivo” operators. The increase in productivity, shown in the number of clients per effective employees, was 5.0% compared to 2Q03 and 18.0% compared to 3Q02.

FINANCIAL PERFORMANCE

Operating Revenue

R$ million	3Q03	2Q03%		3Q02%

Subscription charges	48.3	50.9	-5.1%	66.3	-27.1%
Usage charges	317.5	294.8	7.7%	239.4	32.6%
Domestic	309.4	278.1	11.2%	223.5	38.4%
AD	7.5	11.6	-35.3%	10.4	-27.8%
DSL	0.6	5.0	-88.0%	5.5	-88.1%
Network usage charges	199.6	210.7	-5.3%	198.2	0.7%
Other services charges	15.6	6.3	147.6%	4.8	225.1%
Revenue from telecommunication services	581.0	562.8	3.2%	508.7	14.2%
Sales of goods (handsets and accessories)	86.9	93.5	-7.1%	82.4	5.5%
Total gross operating revenue	667.9	656.3	1.8%	591.1	13.0%
Total deductions from gross operating revenue	(213.4)	(180.2)	18.4%	(134.2)	59.0%
Net Operating Revenue	454.5	476.1	-4.5%	456.9	-0.5%
Net revenue from services	398.7	419.5	-5.0%	403.6	-1.2%
Net revenue from goods	55.8	56.7	-1.6%	53.3	4.7%

Net Operating Revenue

TSD‘s Net Operating Revenue decreased by 0.5% in 3Q03 compared with the same period of the previous year and 4.5% compared to 2Q03, due mainly to a retraction in the net revenue from services, which represents approximately 90% of the total net revenue.

Net Revenue from Services

Net revenues from services fell by 1.2% compared to 3Q02 and by 5.0% compared to 2Q03. Gross interconnection revenues were affected by the new Bill & Keep rules, a 5.3% decrease when compared with 2Q03. The negative impact of the implementation of the CSP and the Bill & Keep rules was approximately 6% of the net revenue from services.

Other net revenues from services presented significant growth, increasing by 147.0% compared with 2Q03 and by 226.0% compared with 3Q02, including revenues from data. Revenues from data grew by 98.7% compared to 2Q03.

Operating Costs

R$ million	3Q03	2Q03%		3Q02%

Personnel	(24.5)	(25.3)	-3.2%	(23.7)	3.4%
Cost of services rendered	(73.5)	(97.9)	-25.0%	(86.1)	-14.6%
Leased lines	(18.1)	(20.8)	-13.0%	(20.6)	-12.1%
Interconnection	(22.7)	(41.9)	-45.8%	(32.1)	-29.3%
Rents / Insurance / Condominium fees	(10.8)	(11.4)	-5.3%	(9.9)	9.1%
Third-party services	(6.9)	(8.2)	-15.8%	(8.3)	-16.9%
Fistel and other taxes	(14.5)	(15.0)	-3.3%	(14.9)	-2.7%
Others	(0.5)	(0.6)	-16.7%	(0.3)	66.7%
Cost of goods sold	(88.8)	(87.1)	2.0%	(70.0)	26.9%
Commercial Expenses	(71.5)	(73.0)	-2.0%	(73.1)	-2.2%
Provision for doubtful accounts	(9.6)	(8.8)	9.1%	(24.1)	-60.2%
Marketing	(16.0)	(24.7)	-35.2%	(15.4)	3.9%
Commissions	(12.6)	(11.4)	10.5%	(8.4)	50.0%
Third-party services	(30.1)	(24.1)	24.9%	(22.1)	36.2%
Others	(3.2)	(4.0)	-20.0%	(3.0)	6.7%
General and administrative expenses	(23.4)	(33.1)	-29.3%	(36.8)	-36.4%
Other operating revenues (expenses)	(0.5)	(4.9)	-89.8%	4.0	n.d.

Total operating costs before depreciation or amortization	(282.2)	(321.3)	-12.2%	(285.8)	-1.3%
Depreciation and amortization	(107.5)	(104.8)	2.6%	(96.0)	11.9%

Total operating costs	(389.7)	(426.1)	-8.5%	(381.8)	2.1%

Personnel Costs

As a result of the synergies obtained within the organizational structure and in the workforce, and of the Company‘s increase in productivity, TSD reduced its personnel costs in 3Q03 by 3.2% compared with 2Q03, and increased the same costs by 3.4% compared with 3Q02 due to the average 4% increase in salaries granted in the December 2002 collective agreement.

Cost of Services

As revenues, costs were also influenced by the adoption of the CSP and Bill & Keep rules. Rendered The cost of services rendered decreased by 14.6% compared to 3Q02 and by 25.0% compared to 2Q03, and was largely impacted by the 29.3% reduction in interconnection costs compared with 3Q02 and by the 45.8% reduction compared with 2Q03. The cost of connection means also fell in relation to 2Q03 due to the implementation of the Company‘s own backbone.

Cost of Goods	Sold There was a 2.0% increase in the Cost of Goods Sold by TSD in 3Q03, compared with 2Q03.

Commercial Expense

Compared with the previous quarter, commercial expenses increased due to an increase in third party services resulted from the change in the account of outsourced logistics services that used to be recorded as general and administrative expenses and began to be registered as commercial services and was offset by the launch of the “VIVO” brand in 2Q03.

Bad Debt

The bad debt rate reached 1.4% of the gross operating revenue, a 2.1 p.p. reduction compared to 3Q02. Bad debt has remained low due to the constant efforts to maintain the quality of the post-paid client base, and due to the credit control strategy for retailers and corporate clients.

EBITDA

In 3Q03, the Company‘s cost-reduction policy resulted in an 11.3% increase in EBITDA compared to 2Q03. The EBITDA for TSD reached R$ 172.3 million and its EBITDA margin in the period was 37.9%. However, the effect of revenues from handsets sold, EBITDA would be R$ 205.3 million and its margin would be 51.5%.

Depreciation	Total expenses with depreciation and amortization were R$ 107.5 million at the end of 3Q03. Depreciation is calculated using the linear method, which considers the useful life of goods.

Financial Results	The financial result in 3Q03 was positive by R$9.4 million, against financial expenses of R$12.6 million registered in 2Q03, due to the reduction in derivative losses.

Financial Result

R$ million	3Q03	2Q03%		3Q02%

Financial Revenue	20.5	65.8	-68.8%	224.4	-90.9%
Exchange variation	(4.0)	48.3	n.a.	0.2	n.a.
Other financial revenues	26.1	22.6	15.5%	14.5	80.0%
Gains from derivatives	0	0	n.a.	218.6	n.a.
(-) PIS / Cofins applied to financial revenue *	(1.6)	(5.1)	-68.6%	(8.9)	82.0%
Financial Expense	(11.1)	(78.4)	-85.8%	(235.2)	95.3%
Exchange variation	(0.7)	(2.3)	-69.6%	(223.5)	99.2%
Other financial expenses	(6.3)	(7.7)	-18.2%	(11.7)	46.2%
Losses from derivatives	(4.1)	(68.4)	-94.0%	-	n.a.

Net financial revenue (expense)	9.4	(12.6)	n.a.	(10.8)	n.a.

Net Profit	TSD‘s Net Income in the quarter was R$ 44.7 million, representing a 5.1% increase compared to 3Q02. Net Income in 3Q03 represented a 84.0% improvement compared with the results obtained in 2Q03.

Net Debt

TSD‘s financial structure shown a continuous improvement, with a constant reduction of its net debt. The Company‘s R$ 335.5 million at the end of 3Q03, caused by cash generation and by a decrease in capital investments, resulted in a positive net cash position, which constituted evidence of TSD‘s financial flexibility.

On September 30, 2003, TSD‘s total debt was R$ 301.5 million (R$301.9 million in June 30, 2003) of which 100% was denominated in U.S. dollars and was entirely protected by derivative transactions at the end of 3Q03. This indebtedness was compensated by the resources available in cash and by financial investments (R$ 335.5 million), as well as by derivatives assets and liabilities (R$ 5.6 million in liabilities), resulting in net cash position of R$ 28.4 million.

The company‘s working capital was positive by R$134.7 million, representing a 47.4% increase compared to 2Q03.

The details of TSD‘s consolidated gross debt and of its net debt are presented below:

Loans and Financing

R$ million	Sept 30, 2003

	Denominated in US$
Financial institutions	23.4
Total	278.1

Total	301.5

R$ million	Sept. 30, 2003	June 30, 2003	Dec. 30, 2002	Sept. 30, 2002

Short-term	194.9	175.6	200.9	248.4
Long-term	106.6	126.2	259.6	390.8
Total Indebtedness	301.5	301.9	460.5	639.2
Cash and Financial investments	(335.5)	(166.5)	(109.4)	(129.9)
Derivatives	5.6	4.7	(137.7)	(242.1)

Net debt	(28.4)	140.0	213.4	267.1
Schedule for payment of long-term debt
R$ million	Denominated in US$

2004	52.8
2005	53.8

Total	106.6

Investment	During the nine months ended on September 30, 2003, R$ 149.0 million were invested mostly to offer new services and to develop our own backbone.

Corporate Campaigns and Events
  Vivo sponsored the third edition of Fashion Rio, a fashion event that takes place in Rio de Janeiro, and launched the Samsung Twist handset during the event.

  The Company‘s collaborators donated winter clothes and other pieces of clothing to charity organizations.

  The Company supported the McDia Feliz event for children with cancer and maintained stands for advance sales of Big Mac sandwiches, as well as other Ronald Mc Donald House products.

  The Company conducted a book donation campaign among its collaborators.

  The carrier operating in the state of Espírito Santo was first place in the Brand Recall Survey by the Futura Research Institute for the A Gazeta newspaper, and received a prize from Target Magazine because its billboard and newspaper ads achieved first place in public preference, in a survey conducted by Flexconsult.

The tables below include:

Table 1: Statement of Consolidated Results of TSD
Table 2: Consolidated Balance Sheet of TSD

Contact person:	Fabíola Michalski – RI	More information is available at:
	fmichalski@vivo.com.br	http://www.vivo-rs.com.br
(+55 11) 5105-1207

This report contains forward-looking statements. Such statements do not constitute historical facts and reflect the expectations of the Company‘s management, are forward-looking statements. The words “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “predicts,”“projects” and “targets”, as well as other similar words are intended to identify these statements, which necessarily involve risks that may or may not be known to the Company. Accordingly, the actual results of Company operations may be different from its current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.

TABLE 1: STATEMENT OF CONSOLIDATED RESULTS OF TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

(Corporate Law)

				Accrued
	3Q03	2Q03	3Q02
R$ million				Sept. 03	Sept. 02

Total Gross Operating Income	667.9	656.3	591.1	1,958.2	1,733.3
Deductions from gross revenue	(213.4)	(180.2)	(134.2)	(564.1)	(384.3)
Net Operating Revenue from services rendered	398.7	419.5	403.6	1,234.5	1,196.7
Net Revenue from goods	55.8	56.7	53.2	159.6	152.3
Net Operating Revenue	454.5	476.1	456.9	1,394.1	1,349.0
Operating Costs	(282.2)	(321.3)	(285.8)	(897.9)	(843.2)
Personnel	(24.5)	(25.3)	(23.7)	(79.6)	(72.5)
Cost of services rendered	(73.5)	(97.9)	(86.1)	(272.3)	(261.9)
Cost of goods sold	(88.8)	(87.1)	(70.0)	(251.3)	(195.3)
Service sales	(71.5)	(73.0)	(73.1)	(203.8)	(202.0)
General and administrative expenses	(23.4)	(33.1)	(36.8)	(88.8)	(112.7)
Other operating revenues (expenses)	(0.5)	(4.9)	4.0	(2.1)	1.2
Earnings before interest, taxes and depreciation and amortization – EBITDA	172.3	154.8	171.1	496.2	505.8
Depreciation and amortization	(107.5)	(104.8)	(96.0)	(321.9)	(279.8)
Earnings before interest and taxes – EBIT	64.8	50.0	75.0	174.3	226.0
Net Financial Results	9.4	(12.6)	(10.8)	(16.8)	(21.6)
Operating Results	74.2	37.4	64.2	157.5	204.4
Non-operating revenue / expenses	(8.2)	(0.2)	(0.4)	(8.4)	(1.1)
Results before taxes	66.0	37.2	63.9	149.0	203.3
Income tax and Social Contribution	(21.2)	(13.0)	(21.3)	(50.2)	(72.0)
Net profit in the period	44.7	24.3	42.6	98.9	131.4

CONSOLIDATED BALANCE SHEET OF TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

(Corporate Law)

R$ million
ASSETS	Sept. 30, 2003	June 30, 2003

Current Assets	1,146.4	950,4

Cash	335.5	166.5
Net accounts receivable	341.7	262.2
Inventories	69.6	107.4
Deferred tax and tax credit	251.9	307.6
Pre-paid expenses	98.3	61.8
Derivatives transactions	0	-
Other current assets	49.4	44.9

Long-term receivables	277.7	240.4

Deferred tax and tax credit	250.6	210.1
Derivatives transactions	9.6	8.4
Pre-paid expenses	10.7	12.3
Other long-term assets	6.8	9.6

Permanent Assets	1,406.6	1,471.4

Investment	0.4	0.4
Other investments	0,4	0.4
Net Property, Plant & Equipment	1,405.5	1,470,1
Deferred	0.7	0.9

Total Assets	2,830.8	2,662.2

LIABILITIES	Sept 30, 03	June 30, 03

Current Liabilities	808.9	679.1

Personnel, taxes and benefits	21.8	19.4
Suppliers and consignations	200.7	161.0
Taxes, fees and contributions	26.9	23.0
Interest on own capital and dividends	31.6	31.7
Loans and financing	194.9	175.6
Provision for contingencies	49.1	41.0
Derivative transactions	5.7	7.7
Intragroup liabilities	154.5	145.2
Other liabilities	123.6	74.4

Long-term liabilities	143.0	149.0

Loans and Financing	106.6	126.2
Provision for contingencies	25.2	21.1
Derivatives transactions	9.5	0
Other liabilities	1.7	1.7

Net equity	1,878.8	1,834.1

Capital stock	778.8	778.8
Capital reserve	284.6	284.6
Surplus reserve	79.2	79.2
Accrued profit (loss)	736.3	691.5

Total Liabilities	2,830.8	2,662.2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 30, 2003

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Fernando Abella Garcia
Fernando Abella Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.